November 11, 2007

VIA EDGAR

Jennifer Riegel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Virtual Radiologic Corporation

Registration Statement on Form S-1 (Registration No. 333-136504)

Dear Ms. Riegel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Virtual Radiologic Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to November 14, 2007 at 3:00 p.m. or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

VIRTUAL RADIOLOGIC CORPORATION

By:	/s/ George H. Frisch
Name:	George H. Frisch
Title:	General Counsel and Secretary

cc:	Mark Brunhofer
Donald Abbott
Suzanne Hayes
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP